SEC Procedures Memorandum for VLI, VL Plus, VLS, SVUL, SVUL II, VUL, VUL II, SVULG, VULG, and VUL III – April 27, 2009

Exhibit Q

Variable Life Administrative Policies and Procedures Applicable to Financial Transactions

Massachusetts Mutual Life Insurance Company & Affiliated Life Insurers

I. General Information

A. Securities Rule 6e-3 Requirement–As required by Rule 6e-3 (T) (b) (12) (ii) adopted pursuant to the Investment Company Act of 1940, this document sets forth a summary of the current principal administrative policies and procedures (the “Procedures”) which might be deemed to constitute, either directly or indirectly, Financial Transactions involving the variable life products (collectively referred to as the “Policies”) issued by Massachusetts Mutual Life Insurance Company (“MassMutual” or “MM”), C.M. Life Insurance Company (“CM Life” or “CM”), and/or MML Bay State Life Insurance Company (“Bay State” or “BS”) (collectively, MassMutual, CM Life, and MML Bay State are referred to as the “Company”, “We” or “Our”) and the issuance of accumulation units by their respective separate accounts (collectively the “Separate Account” or “SA”) as set forth in their respective registration statements as set forth in the table below:

Product Name	Issuing Companies	SEC Registration Numbers
Variable Life Insurance (“VLI”)	MassMutual MML Bay State	MM: 033-31348 BS: 002-78828

Variable Life Plus (“VL Plus”)	MassMutual MML Bay State	MM: 033-23126 BS: 033-19605

Variable Life Select (“VLS”)	MassMutual MML Bay State	MM: 033-89798 BS: 033-82060

Survivorship Variable Universal Life (“SVUL”)	MassMutual CM Life	MM: 333-41657 CM: 333-41667

Survivorship Variable Universal Life II (“SVUL II”)	MassMutual CM Life	MM: 333-88503 CM: 333-88493

Variable Universal Life (“VUL”)	MassMutual CM Life	MM: 333-49475 CM: 333-49457

Variable Universal Life II (“VUL II”)	MassMutual	MM: 333-50410

Variable Universal Life Guard (“VULG”)	MassMutual	MM-333-101495

Survivorship Variable Universal Life Guard (“SVULG”)	MassMutual	MM-333-114171

Variable Universal Life III (“VUL III”)	MassMutual	MM 333-150916

B. Life Insurance–This summary reflects the fact that the life insurance features of the Policies necessitate procedures that may differ in certain respects from the administrative policies and procedures for similar transactions applicable to variable annuity and mutual fund transactions.

C. In Good Order–generally means that the Company has received at its designated Administrative Office at P.O. Box 1865, MassMutual Customer Service Center, Springfield, MA 01102-1865, or such other locations as designated by the Company, including but not limited to bank “lock boxes,” everything that it needs to process the transaction accurately. For example, the Company may require certain forms to be completed and signed or that the policy owner provide unambiguous authorizations or instructions.

D. Financial Transactions–are those that involve the purchase or sale of accumulation units of one or more divisions of the SA and include such transactions as premium payments, transfers, and withdrawals/surrenders. Requests for Financial Transactions may be in a form, and must be submitted to the Company by a method, approved by the Company. Financial Transactions will be effective as of

SEC Procedures Memorandum for VLI, VL Plus, VLS, SVUL, SVUL II, VUL, VUL II, SVULG, VULG, and VUL III – April 27, 2009

the Valuation Date on which the request for the Financial Transaction is received in good order or becomes in good order, provided such request is received before 4:00 PM EST – the time the New York Stock Exchange (“NYSE”) normally closes. If the NYSE closes early, its closing time will be substituted for the 4:00 PM Eastern Standard Time. If receipt is after 4:00 PM, the Financial Transaction will be priced as of the next Valuation Date.

To the extent practicable, the Company will process Financial Transactions on a “same day” basis – that is, on the Valuation Date the request is received in good order or first becomes in good order. However, if the Financial Transaction constitutes redemption, such as a withdrawal or surrender, the Company will process the Financial Transaction within 7 calendar days of when the request was received in good order or first becomes in good order. If the Financial Transaction occurs automatically, such as the deduction of Monthly Charges, transactions pursuant to a Dollar Cost Averaging Plan or a Portfolio Rebalancing Plan, the Financial Transaction shall be effective as of a date consistent with Sections II.B.5, 6, and 7 below. If the policy owner has assigned the policy, the assignee rather than the policy owner may be the only person having the right to initiate Financial Transactions. Policy owner requests that may affect future Financial Transactions, such as net premium allocation changes (we process allocation changes that are accompanied by a premium payment same day), elections to use Dollar Cost Averaging or Portfolio Rebalancing, generally will be processed within five business days of when the Company receives the request or election in good order.

E. Capitalized Terms–Capitalized terms refer to terms defined either in the Policy or the Policy’s prospectus.

F. Availability and Underwriting–Upon receipt of a completed application for a Policy, the Company will follow certain insurance underwriting policies and procedures designed to determine whether to issue a Policy. The Company may set and adjust minimum face amounts required for issuance of the Policies at any time without notice. Certain sections of this document will no longer apply to those Policies that are no longer for sale, including: VLI, VL Plus, VLS, VUL, VUL II, VUL Guard, SVUL, SVUL II, and SVUL Guard.

II. Financial Transactions

A. Premium Payments

General: Premium payments are flexible as to both timing and amount. Any amount of premium may be paid at any time while the insured is living, subject to certain limitations imposed by the Company. The Company may adopt reasonable procedures for dealing with payments that are not in good order and therefore placed in suspense accounts.

a.	Initial Premium Payments General:

•	Underpayments: In accordance with industry practice, the Company has established procedures to collect underpayments, except de minimis amounts.

•	Temporary Life Insurance Receipts and In Good Order Premium Payments:

(i)	A temporary life insurance receipt (“TLIR”) must accompany all applications submitted with premium (“TLIR premium”). Generally, the TLIR is in effect from the date of the application until the effective date of the new life insurance policy, subject to that policy’s terms. The Company will allocate the TLIR premium to its general investment account. The Company will not credit interest on the TLIR premium. If the new policy is approved, the TLIR premium becomes the initial premium payment for the new life insurance policy and is applied if sufficient to cover the initial premium due as described below.

(ii)	For variable policies submitted with premium, the home office case analyst will apply the initial premium payment to the later of 1) the policy issue date; 2) the date the lockbox receives the check; or 3) the date signed delivery requirements are received in good order at the home office.

(a)	Premium Received Before Issue: If the premium payment is received prior to or on the Issue Date of a policy, then the premium payment is deposited in the Company’s general investment account. If the policy is issued, the premium payment has cleared through our lock box, and (if applicable) the delivery requirements are met, the premium is applied to the policy according to the applicable free look provision.

Premium Received After Issue: If the policy is issued and (if applicable) the delivery requirements are met, but the premium payment has not cleared through our lock box, the premium payment is applied to the policy on the date that the premium payment is deemed to be in good order.

SEC Procedures Memorandum for VLI, VL Plus, VLS, SVUL, SVUL II, VUL, VUL II, SVULG, VULG, and VUL III – April 27, 2009

See paragraph “d” for details concerning free look provisions.

(b)	“Good order” for initial premium payments means that the Part 1 of the Application is completed, a suitability review and approval have occurred, all producer licensing issues are resolved, all owner and insured information is furnished, all signatures are obtained, all premium has been received, including any subsequent premiums already due, and all other requirements are satisfied as determined by the Company

b.	Initial Premium Payments – Product Specific

Initial Premium Payments– VUL III: The Policy owner determines the first premium payable under the policy, but it must be at least equal to the minimum initial premium. The minimum initial premium depends on the insured’s chosen premium frequency, the policy’s initial face amount and death benefit options, the issue age, gender, and risk classification of the insured, and any riders on the policy.

The Company will allocate any net premiums received before the Register Date of the policy to our general investment account. The Company will not credit interest on the premium payment. The Company will allocate these amounts among the divisions and the Guaranteed Principal Account (“GPA”) according to the allocation instructions on the Register Date.

Deductions from the premiums paid will occur if a Monthly Charge Date (“MCD”) occurs before the net premium is transferred to one or more of the Policy’s separate account divisions and/or to the Policy’s Guaranteed Principal Account (“GPA”). Premium payments are transferred to one or more of the Policy’s separate account divisions and/or to the GPA on the Valuation Date after the Register Date. If a policy owner requests in his/her application that the Company set the Policy Date to be a specific date earlier than the Issue Date, monthly charges will be deducted as of the Policy Date which will cover a period of time which has already passed. If a policy owner pays a premium with her/his application and the Policy Date requested is earlier than the date the Company receives the payment, interest will accrue only from the date the Company receives the payment.

c.	Crediting of Subsequent Premium Payments

(i) The Company will price and, to the extent practicable, process subsequent premium payments received in good order on a “same day” basis. Specifically, the Company will credit subsequent net premium payments to a policy on the Valuation Date on which the premium payment is received in good order at our designated “lockbox” for the processing of premium and other Policy payments. This distinction is outlined in the prospectus for the customer.

(ii) For all products, except VL Plus, if a subsequent premium payment would, pursuant to the Internal Revenue Code: (1) result in the policy no longer qualifying as life insurance or (2) would cause the policy to become a Modified Endowment Contract (“MEC”), the premium payment will be considered not in good order. Unless the Company has written instructions from the policy owner on file, the Company will hold the payment and send a written notice to the policy owner requesting instructions on how to apply the payment.

If the policy owner does not respond within 14 calendar days, the Company will credit the policy with the portion of the payment that will not cause the policy to become a MEC and return the balance of the payment to the premium payer. The payment will be credited on the Valuation Date immediately following the 14th calendar day after receipt of the premium payment.

If the policy owner responds with instructions during the 14 day period, the Company will apply the payment as instructed on the Valuation Date the instructions are determined to be in good order.

If the policy anniversary is within the 14 day period and the premium payment received will not cause the policy to become a MEC, the Company will apply the entire payment on the policy anniversary date. If the policy anniversary date is not a Valuation Date, the payment will be credited on the next Valuation Date following the policy anniversary. The policy owner will be notified of the Company’s action after the premium payment has been credited.

These procedures may not apply if there has been a material change to the policy that impacts the 7-pay limit or 7-pay period because the start of the 7-pay year may no longer coincide with the policy anniversary.

(iii) For VL Plus: All subsequent premium payments are applied to VL Plus policies. The Company determines if a policy has become a “modified endowment contract” on the monthly calculation date (or the anniversary date in the case of a reinstated policy) following the date the Company applies a subsequent premium payment. If the policy has become a (“MEC”), the Company will refund the portion of the premium payment that caused the policy to become a MEC. No interest or investment performance will be earned on the portion of the payment that is refunded; unless the refund occurs

SEC Procedures Memorandum for VLI, VL Plus, VLS, SVUL, SVUL II, VUL, VUL II, SVULG, VULG, and VUL III – April 27, 2009

more than 90 days following the date the Company receives the payment, in which case interest will be added. The Company will offer the policy owner the option to accept the policy as a MEC provided a MEC Acknowledgment Notice is completed, signed, and returned to the Company’s Administrative Office along with the refunded premium payment. The payment will be applied on the Valuation Date that is on or next follows the date the Company receives it, in good order, at the Company’s Administrative Office.

It is possible that a policy that was going to become a MEC will not become a MEC, if the refunded premium payment is returned after the next policy anniversary date or after a material change to the policy has taken place. In those cases the Company will apply the premium as of the day it was returned in good order and will not notify the policy owner of the change in the policy’s MEC status.

Policy owners are also informed that they may call the Company’s Administrative Office to request the MEC status of their policy at any time.

d.	Free Look Refunds–For VUL III: The amount refunded under a specific policy’s “free-look” provision will be either a (a) return of premium or a (b) return of premium adjusted to reflect investment experience, as required by state law and as provided in the Policy. When the Policy provides for a return of premium, the initial net premium payments are allocated to the money market division for the number of free look days provided in the Policy and required by state law from issue plus an additional six days and then transferred to the GPA and/or divisions of the SA as elected by the applicant or owner. Deductions are taken from the money market account or GPA (depending on the contract) if a MCD occurs before the Company transfers the funds to the GPA and/or divisions of the SA. When the Policy provides for return of investment experience, in good order premium is allocated to the GPA and/or separate account divisions that the client has selected.

Additionally, under certain circumstances, we may reissue the policy with different features after the free look period expires. Generally, these requests are only honored if made within 90 days of the original policy issue date.

e.	Maximum and Minimum Premium Payments in any Policy Year–The Policies provide for maximum and minimum premiums that may be paid. Each premium paid must be at least an amount set by the Company or, if greater, the amount needed to prevent the lapse and termination of the Policy. We reserve the right to return any premium payment under $20.

f.	Premium Payment Plans–The Company may provide, in its sole discretion, various methods for the payment of premiums. For example, the Company generally will send premium payment notices for the planned premium based on the amount and frequency in effect.

B. Separate Account (SA) Divisions–The policy owner may allocate premiums or transfer account value among the divisions of the applicable separate account. VL Plus may not allocate premiums or transfer account value among more than eight divisions on a cumulative basis while the Policy is in effect. The Company may increase the number of such divisions at its sole discretion.

1.

Account Value–The account value is the sum of all net premium payments adjusted by periodic charges and credits, partial withdrawals, transfers in and out of the separate accounts and GPA, interest credited to the GPA and net investment experience of the separate accounts. The policy’s account value will be allocated among the various divisions of the SA and the GPA as directed by the policy owner. The account value attributable to a particular division of the SA is reflected through the value of the units held in each division. Each unit within a division has the same value. Unit values are determined on each Valuation Date. The unit values will reflect a mortality and expense risk charge (M&E)[1], as described in the Policies’ prospectuses. Deductions and credits are accomplished by purchasing or selling units of each division held under the policy.

2.	Allocation Changes–The policy owner may change the allocation of net premium among the divisions and the GPA prospectively and, when accompanied by a premium payment such changes will become effective on the Valuation Date the Company has received the allocation change in good order. Otherwise, such changes will be made effective on the earlier of our receipt of a premium payment that would be affected by the requested change, or within five business days of receipt of the allocation change request.

[1]	For SVULG, VULG, and VUL III the M&E Charge is referred to as an “Asset Charge”.

SEC Procedures Memorandum for VLI, VL Plus, VLS, SVUL, SVUL II, VUL, VUL II, SVULG, VULG, and VUL III – April 27, 2009

3.	Transfers–The transfer of account value between or among divisions and/or the GPA is allowed without charge subject to the following: (a) Transfer requests must be in writing or by some other means approved by the Company, such as by telephone or the internet or other electronic means; (b) Transfer limitations applicable to the GPA are described in the Policies’ prospectuses; (c) Transfers of values between or among the divisions or to the GPA will be made by selling accumulation units in a division and applying the value of the sold units to purchase units in the other division(s) or applying the value of the sold units to the GPA; (d) Transfers of values from the GPA to one or more divisions of the SA will be made by applying all or part of the value in the GPA (excluding any outstanding policy loans) to purchase accumulation units in the division(s).

The Company currently imposes no limit on the number of transfers in a policy year other than from the GPA, but the Company reserves the right to limit the number of transfer requests that can be made during a contract year. Additionally, the customer may not make fund transfers during the free look period in states that require us to refund the policy’s account value.

a.	Limits on Frequent Trading and Market-Timing Activity

This policy and its investment options are not designed to serve as vehicles for what we have determined to be frequent trading or market timing trading activity. We consider these activities to be abusive trading practices that can disrupt the management of a fund in the following ways:

•	by requiring the fund to keep more of its assets liquid rather than investing them for long term growth, resulting in lost investment opportunity; and

•	by causing unplanned portfolio turnover.

These disruptions, in turn, can result in increased expenses and can have an adverse effect on fund performance that could impact all policy owners and beneficiaries under the policy, including long-term policy owners who do not engage in these activities. Therefore we discourage frequent trading and market timing trading activity and will not accommodate frequent transfers among investment divisions. Organizations and individuals that intend to trade frequently and/or use market timing investment strategies should not purchase this policy.

We have adopted policies and procedures to help us identify those individuals or entities that we determine may be engaging in frequent trading and/or market timing trading activities. We monitor trading activity to uniformly enforce those procedures. However, those who engage in such activities may employ a variety of techniques to avoid detection. Our ability to detect frequent trading or market timing may be limited by operational or technological systems, as well as by our ability to predict strategies employed by policy owners (or those acting on their behalf) to avoid detection. Therefore, despite our efforts to prevent frequent trading and the market timing of funds among the divisions of the Separate Account, there can be no assurance that we will be able to identify all those who trade frequently or employ a market timing strategy (or any intermediaries acting on behalf of such persons), and curtail their trading in every instance. Moreover, our ability to discourage and restrict frequent trading or market timing may be limited by decisions of state regulatory bodies and court orders that we cannot predict. In addition, some of the funds are available with variable products issued by other insurance companies. We do not know the effectiveness of the policies and procedures used by these other insurance companies to detect frequent trading and/or market timing. As a result of these factors, the divisions of the Separate Account may reflect lower performance and higher expenses across all policies as a result of undetected abusive trading practices.

If we, or the investment adviser to any of the funds available with this policy, determine that a policy owner’s transfer patterns reflect frequent trading or employment of a market timing strategy, we will not allow the policy owner to submit transfer requests by overnight mail, facsimile transmissions, the telephone, our web-site, or any other type of electronic medium. Additionally, we may reject any single trade we determine to be abusive or harmful to the fund.

Orders for the purchase of fund shares may be subject to acceptance by the fund. Therefore, we reserve the right to reject, without prior notice, any transfer request to a division if the division’s investment in the corresponding fund is not accepted for any reason. In addition, funds may assess a redemption fee which we reserve the right to collect on shares held for a relatively short period. The prospectuses for the funds describe the funds’ frequent trading or market timing policies and procedures, which may be more or less restrictive that the policies and procedures we have adopted. We have entered into a written agreement as required by SEC regulation, with each fund or its principal underwriter that obligates us to provide to the fund promptly upon request certain information about the trading activity of individual policy owners and to executed instructions from the fund to restrict or prohibit further purchases or transfers by specific policy owners who violate the frequent trading or market timing policies established by the fund. Policy owners and other persons with

SEC Procedures Memorandum for VLI, VL Plus, VLS, SVUL, SVUL II, VUL, VUL II, SVULG, VULG, and VUL III – April 27, 2009

interests in the policies should be aware that the purchase and redemption orders received by the funds generally are “omnibus” orders from intermediaries, such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the funds in their ability to apply their frequent trading or market timing policies and procedures. It may also require us to restrict or prohibit further purchase or transfers as requested by a fund on all policies owned by a policy owner whose trading activity under one variable contract has violated a fund’s frequent trading or market timing policy. If a fund believes that an omnibus order reflects one or more transfer requests from contract owners engaged in frequent trading or market timing activity, the fund may reject the entire omnibus order.

We will notify a policy owner in writing if we reject a transfer or if we implement a restriction due to frequent trading or the use of market timing investment strategies. If we do not accept a transfer request, we will return the policy value to the investment option from which the transfer was attempted as of the Valuation Date your transfer request is rejected. We will then allow you to resubmit the rejected transfer by regular mail only.

Additionally, we may in the future take any of the following restrictive actions that are designed to prevent the employment of a frequent trading or market timing strategy:

•	not accept transfer instructions from a policy owner or other person authorized to conduct a transfer;

•	limit the number of transfer requests that can be made during a policy year; and

•	require the value transferred into a fund to remain in that fund for a particular period of time before it can be transferred out of the fund.

We will apply any restrictive action we take uniformly to all policy owners we believe are employing a frequent trading or market timing strategy.

We reserve the right to revise our procedures for detecting frequent trading and/or market timing at any time without prior notice if we determine it is necessary to do so in order to better detect frequent trading and/or market timing, comply with state or federal regulatory requirements, or impose different restrictions on frequent traders and/or market timers. If we modify our procedures, we will apply the new procedure uniformly to all policy owners.

4.	Withdrawals & Surrenders–After the first policy year, partial withdrawals may be made at any time the policy is in force and the insured is living. The withdrawal will reduce the policy’s account value by the amount withdrawn, including the withdrawal fee – not to exceed $25. There is no surrender charge levied when a policy owner-elected partial withdrawal is taken. Withdrawals are subject to one or more of the following limitations, depending upon the Policy (see the Policy or its prospectus for details): (a) The minimum amount of a withdrawal (including the withdrawal fee) is $100; (b) The maximum amount of a withdrawal is 75% of the net surrender value as of the Valuation Date the withdrawal request is received, or first becomes, in good order (this is not applicable to VL Plus. A different calculation is used. The account value remaining after the withdrawal must be at least equal to or greater than the sum of the cutoff premium for the policy.); (c) The Face Amount (FA) after a withdrawal must not be less than that specified in the Policy or as set forth in the Policy’s prospectus; (d) The withdrawal from each division cannot exceed the non-loaned account value allocated to that division as of the date of the withdrawal; and (e) No withdrawals are allowed after the insured has reached Attained Age 100 or for SVUL Guard, after the younger insured has reached Attained Age 99. If the request is submitted in percentages instead of whole dollar amounts, the Company will calculate the dollar amount for each percentage. For maximum withdrawals, requests are priced as of the date received in good order but are processed on the next Valuation Date in order to properly determine the maximum amount of the withdrawal allowed under the terms of the Policy. VLI has special rules applying to partial surrenders and surrenders that are described in the VLI Policy and its last effective prospectus.

Withdrawal requests where evidence of insurability is not required will be effective on the Valuation Date we receive the written request in good order.

Withdrawal request where evidence of insurability is required will be effective on the Valuation Date we approve the evidence of insurability application provided that the remainder of the withdrawal request is in good order on that date.

SEC Procedures Memorandum for VLI, VL Plus, VLS, SVUL, SVUL II, VUL, VUL II, SVULG, VULG, and VUL III – April 27, 2009

We will pay the redemption amount within seven calendar days of the transaction effective date, unless we are required to suspend or postpone withdrawal payments. 2

5.	Dollar Cost Averaging Program (“DCA”)– SVUL, SVUL II, VUL, VUL II, SVULG, VULG, and VUL III:

When DCA, an automated transfer program, is available, an amount of money is initially placed in one division of the SA. Over a stipulated period of time and at a preset frequency, a specified amount of account value is transferred from that “source division” and allocated to other divisions (“object divisions”) of the SA or GPA fund. The GPA fund cannot be used as one of the “source division”. DCA elections are processed within five business days after the Company receives the request in good order at our Administrative Office. The actual transfers begin on the Valuation Date as specified in the request. However, for VUL III, , DCA elections during the first 66 days after the Issue Date of the policy will become effective when the 66-day period expires. Therefore, DCA will begin on the next following DCA Transfer Day after the 66-day period expires. The minimum account value of the selected “source” division must be at least $1,000.00. The minimum transfer amount for the DCA program is $100.00. Generally, a request to change or cancel the election will be processed within five business days of receipt of the election form in good order at the Company’s Administrative Office.

If on a specified DCA transfer date, however, the division from which amounts are being transferred does not have enough value to make the transfers you elected, DCA will not occur. DCA will occur on the next designated DCA transfer date as long as the amount you designated to be transferred is available.

The DCA Program is not available if Portfolio Rebalancing is in effect.

For VLS, the minimum account value of the selected “source” division must be at least $5,000.00. If on a specified DCA transfer date, the “source” division does not have enough value to make the transfer to the “object” divisions, the DCA then will terminate automatically and future DCA transfers will not occur. VLS does not have the Portfolio Rebalancing feature.

6.	Portfolio Rebalancing Program (“PR”) – (SVUL, SVUL II, VUL, VUL II, SVULG, VULG, and VUL III) When PR, an automated transfer program, is available, a policy owner may maintain specified ratios of account values among selected divisions of the SA. The Guaranteed principal Account (GPA) is not eligible as a designated division. PR elections will generally be processed within 5 business days of receipt of the request form in good order at our Administrative Office. In order for Portfolio Rebalancing to occur the account value in at least one of the selected divisions must vary from the policy owner’s chosen ratio by at least $25.00.

If the above condition is met, the policy owner’s selected divisions will be rebalanced. If the condition is not met, no rebalancing will occur. However, for VUL III the first rebalancing will not occur within 66 days of the policy’s issue date. The first rebalancing will occur on the rebalancing date that next follows the 66th day after the policy’s issue date. Generally, a request to change or cancel the election will be processed within five business days of receipt of the request form in good order at the Company’s Administrative Office.

Dollar Cost Averaging and Portfolio Rebalancing may not be elected concurrently.

MassMutual also offers “Unscheduled Portfolio Rebalancing” (“UPR”) for customers who do not wish to rebalance their portfolios on a frequency basis. UPR is essentially a series of fund transfers rebalancing the customer’s portfolio on a single case basis to achieve the customer’s desired account value percentages or ratios.

Unscheduled Portfolio Rebalancing requests may be submitted on the Unscheduled Portfolio Rebalancing form by mail, internet, fax, or may be taken by way of recorded telephone line. Requests will take effect on the Valuation Date they are received in good order at our Administrative Office.

MassMutual or its subsidiaries currently imposes no limitation of the right of the Owner to make transfers. In many products, it reserves the right to limit transfers to not more than one every 90 days in connection with compliance with Section 404(c) of ERISA, and all transfers are subject to MassMutual’s policy regarding Frequent Transfers and Market Timing Activity.

[2]

Payment from the Separate Account may be postponed whenever: (i) the New York Stock Exchange is closed other than for customary week-end and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the SEC; (ii) the SEC by order permits postponement for the protection of Policy owners; or (iii) an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account’s net assets. Payments from the portion of the Account Value held in the GPA may be postponed for up to six months. Payments under the Policy of any amount paid to the Company by check may be postponed until such time as the check has cleared the Policy owner’s bank.

SEC Procedures Memorandum for VLI, VL Plus, VLS, SVUL, SVUL II, VUL, VUL II, SVULG, VULG, and VUL III – April 27, 2009

Although customers may be remaining in an existing fund, the system must move their account value out of the fund to return the proper percentage of account value to that existing fund. Each of these transactions will produce fund transfer confirmations that will be sent to the customer.

There are three scenarios where Unscheduled Portfolio Rebalancing may be utilized. When the customer is invested in:

1.	One fund and is:

Remaining in the existing fund; and

Rebalancing into multiple funds

2.	More than one fund and is:

Remaining in all the existing funds; and

Adding at least one new fund

3.	More than one fund and is either

Rebalancing to only one of their existing funds; or

Remaining in at least one of their existing funds; and

Rebalancing into multiple funds.

The following is a list of restrictions on the Unscheduled Portfolio Rebalancing transactions:

•	May not rebalance to or from the GPA;

•	Since an Unscheduled Portfolio Rebalance is a series of fund transfers, the policy and prospectus restrictions on fund transfers apply to Unscheduled Portfolio Rebalancing requests.

7.	Deductions & Charges

a.	Monthly Charges–

For all products except VLI, VULG and SVULG Monthly Charges are handled as follows:

The policy is assessed monthly charges based on current rates, but the Company may change these rates periodically to reflect expectations for future mortality, investment, persistency and expense results; however, the current rates may not exceed the maximum guaranteed rates. If the date such charges would ordinarily be deducted is not a Valuation Date, such charges will be deducted as of the next Valuation Date.

(i) Monthly charges will be deducted from the divisions of the SA and from the GPA on the Monthly Charge Date (“MCD”) in proportion to the values of the policy in each of those divisions and in the GPA (excluding any outstanding loans).

(ii) Deductions for these charges will be effective on the Valuation Date that is on, or next follows, the latest of: (a) the Register Date; (b) the date the charges are due; and (c) the date the Company receives the amount of premium needed to prevent termination of the policy.

(iii) The Policies’ charges are described in the applicable Policy and in the Policies’ prospectuses.

(iv) Directed Monthly Deduction Program (“DMDP”)–When DMDP is available, a policy owner may elect to have monthly policy charges deducted from his/her account value in one investment option, rather than from all options on a pro rata basis. Deductions occur on Monthly Charge Dates, which are the same day of the month as the Policy Date. A request to elect, change or cancel will generally be processed within 5 business days of receipt of the request form in good order at our Administrative Office. It will become effective the next Monthly Charge Date. Additionally, provided there is sufficient account value in the designated DMDP investment option, the monthly charges will be deducted from the designated DMDP investment option on the appropriate Monthly Charge date. Insufficient account value within the designated DMDP investment option will result in monthly charges being deducted pro rata from all investment options with account value. Generally, a request to change or cancel the election will not become effective until five business days after it is received in good order. The Company reserves the right to modify the features of the DMDP at its sole discretion. DMDP is not available with VLI, VL Plus, VL Select, VULG or SVULG.

SEC Procedures Memorandum for VLI, VL Plus, VLS, SVUL, SVUL II, VUL, VUL II, SVULG, VULG, and VUL III – April 27, 2009

For VULG and SVULG, Monthly Charges are handled as follows:

The charges are deducted from the account value on each monthly charge date.

The monthly charge date is the date on which monthly charges for the policy are due. The first monthly charge date is the policy date, and subsequent monthly charge dates are on the same day of each succeeding calendar month.

The policy’s monthly charge date will be listed in the policy specifications page. Monthly charges will be deducted:

A.	On the policy’s first two monthly charges dates: Proportionately from the unloaned fixed account value and the values in the divisions of the separate account.

If there is not enough account value on either of the first two monthly charge dates, the policy will enter the grace period, unless the GDB safety test is met. If the GDB safety test is met, monthly charges due will be reduced to the unloaned account value.

And,

B.	On all subsequent monthly charge dates:

From the guaranteed principal account (“GPA”).

If there is not enough account value in the unloaned GPA on any of the subsequent monthly charge dates and the GDB measure is less than the GDB monthly factors, monthly charges will then be deducted proportionately from the unloaned fixed account value and the values in the divisions of the separate account.

If the GDB safety test is met (or, in some situations, just the GDB measure portion of the GDB safety test) the monthly charges due will be reduced to the value of the unloaned portion of the GPA and will be deducted solely from that account. These situations are discussed more fully in the Policy Termination section of the prospectus.

b.	Premium Expense Charge–The policy is assessed a premium expense charge based on current rates but the Company, subject to certain maximum rates, may change these rates periodically to reflect expectations for future mortality, investment, persistency and expense results. Deductions for these charges will be effective on the Valuation Date that is on, or next follows, the latest of: (i) the Register Date; (ii) the date the charges are due; and (iii) the date the Company receives the amount of premium needed to prevent termination of the policy.

c.	Surrender Charges–The Policies provide for the imposition of surrender charges in certain circumstances, as described in the Policies and their prospectuses. Elected decreases in FA (i.e. decreases resulting from other than a withdrawal or a change in the DBO) may result in a surrender charge. If so, it will be equal to the surrender charge as of the date of the decrease for that portion of any segment that is canceled under the decrease. Whenever a partial surrender charge is assessed, the ongoing surrender charges for each segment that is canceled (in full or in part) are reduced in proportion to the amount of the reduction in FA for that segment. If the partial surrender charge for a decrease is greater than the account value of the policy, then the partial surrender charge for that decrease is equal to the account value on the date of the withdrawal. The surrender charge after the decrease equals the surrender charge prior to the decrease, less the partial surrender charge taken. It is equal to the surrender charge as of the date of the decrease for that portion of any segment, which is cancelled under the decrease. If the full surrender charge cannot be taken from one segment, it will be taken from prior segments. Any segment that is eliminated as a result of a FA decrease remains active with zero units and the surrender charge remains active on that segment. The surrender charge on such a segment will only be recovered in the event of a full surrender.

d.	Changes in Current Rates–The Company, at its sole discretion may revise annually Insurance Charge Rates, monthly Policy Loan Expense Charge (PLEC), Premium Expense Charge (PEC), Face Amount Charge (FAC), and Monthly Administrative Charge (MAC). Such revised charges are effective from the MCD on or next following the date the Company implements the changes for all new issues and all in force policies.

8.

Policy Loans–After the free look period has expired and while the insured is living, generally, policy loans can be made at any time in accordance with the terms of the Policy and /or as described in the Policy’s current prospectus. Loan repayments must be clearly identified as such; otherwise, they will be considered premium payments. The amount equal to any outstanding policy loans will be held in the GPA. If policy loan interest is capitalized, there will be an automatic transfer of such amount

SEC Procedures Memorandum for VLI, VL Plus, VLS, SVUL, SVUL II, VUL, VUL II, SVULG, VULG, and VUL III – April 27, 2009

from the divisions of the SA to the GPA. The amount transferred from each division of the SA will be in proportion to the non-loaned value in each of the funds as of the effective date of the loan. Any interest added to the loan will be treated as a new loan. All policy loans are priced on the Valuation Date the request is received in good order at the Company’s Administrative Office and will generally be processed on that date. For VL Plus, all loan repayments are paid into the GPA, even if no funds came from the GPA, until the loan is repaid in full.

We will pay the redemption amount within seven calendar days of the transaction effective date.

9.	Death Benefits

a.	General–The Policies, except for SVUL and SVUL II, insure a single life and pay a death benefit upon due proof of the death of the insured and receipt of all information, forms and documents needed to make the claim in good order. SVUL, SVUL II and SVUL G insure two lives and pays a death benefit at the second death. As long as the Policies remain in force, the Company will pay a Death Benefit to the named Beneficiary or Beneficiaries in accordance with the designated Death Benefit option(s). The amount of the death benefit is determined as of the date of the insured’s death. These Death Benefit procedures apply to any Death Benefit payable pursuant to the terms of any rider attached to the Policies, unless such rider explicitly provides otherwise.

b.	Investigations–A claim for death benefits shall not be in good order until the Company has concluded an investigation of the claim involving the death of the insured, if such death occurred during the first two policy years, or if that coverage is reinstated, two years after the date of reinstatement and during the first two years after an increase in Selected Face Amount, and in any other circumstances in which the Company may have a basis for contesting the claim. Upon receipt of a report containing the results of a completed investigation, the Company usually will make a determination within five business days as to whether the claim will be paid.

c.	In Good Order–The Company will generally process and pay the death benefit within seven calendar days from the date on which the claim becomes in good order, that is, from the date the Company has: (1) verified the validity of the claim; (2) received due proof of death of the insured; (3) received all necessary forms and documents from the Beneficiary or Beneficiaries; and (4) determined that all other information or documentation has been received and is in good order.

d.	Delay of Payment of Death Benefit–Payment of Death Benefits may be postponed under certain circumstances, as permitted by federal securities laws and regulations and state insurance laws and regulations.

e.	Payment Options–As discussed in II.B.9.a, each Policy provides a death benefit option(s). The Policies’ Death Benefit(s) are described in the Policy and/or in the Policies’ current prospectuses.

We pay the death benefit in a lump sum as either cash or deposit it to an interest bearing account with check writing ability. In many cases, the interest bearing account option is the default option.

Additionally, depending on the Policy, the following Death Benefit Option(s) may be available:

(i)	Under Death Benefit Option 1 (“DBO 1”) the death benefit is the greater of: (a) The Face Amount (“FA”) in effect on the date of the insured’s death; or (b) The Minimum Death Benefit in effect on the date of the insured’s death.

(ii)	Under Death Benefit Option 2 (“DBO 2”), the death benefit is the greater of: (a) The FA in effect on the date of the insured’s death plus the account value on that date; or (b) The Minimum Death Benefit in effect on the date of the insured’s death.

(iii)	Under Death Benefit Option 3 (“DBO 3”), the death benefit is the greater of: (a) The FA in effect on the date of the insured’s death plus the sum of all premiums paid, less any premium refunds to that date; or (b) The Minimum Death Benefit in effect on the date of the insured’s death. For VUL III DBO 3: the death benefit is the greater of: (a) The FA in effect on the date of the insured’s death plus the premiums paid (less any premiums refunded any premiums paid after the insured’s attained age 90) to the date of death, plus optional interest that is credited during the first five policy years on premiums paid; or (b) The Minimum Death Benefit in effect on the date of the insured’s death.

SEC Procedures Memorandum for VLI, VL Plus, VLS, SVUL, SVUL II, VUL, VUL II, SVULG, VULG, and VUL III – April 27, 2009

(iv)	Under Death Benefit Option 4 (“DBO”), the death benefit is the greater of (a) The FA plus the account value on the date of death less the Guaranteed Principal Account in excess of the amount of any policy loan; or (b) The Minimum Death Benefit in effect on the date of the insured’s death.

The payment options are described in the Statements of Additional information.

f.	The Minimum Death Benefit–is equal to the account value multiplied by the Death Benefit Factor for the insured’s attained age. The Death Benefit Factor depends on the IRC 7702 test chosen at issue by the Owner (Cash Value or Guideline Premium test).

g.	Adjusted Death Benefit–The Company shall deduct from the Death Benefit any policy debt outstanding on the date of the insured’s death (including any accrued loan interest) and any unpaid amount needed to avoid termination during the policy grace period to the date of the insured’s death.

h.	Interest on Death Benefit–The Company will credit interest from the date of the insured’s death to the date of payment if the Death Benefit is paid in one sum or until the effective date of any applied payment option elected. The amount of interest will be computed using an effective annual rate not less than 3% or, if greater, the annual rate required by law.

C. Increases in Face Amounts (“FA”)

For SVUL, SVUL II, VUL, VUL II, SVULG, VULG and VUL III if the account value is insufficient (or the net surrender value if there is policy debt) to continue the policy in force for three months with the requested change in face amount, we will require an additional payment prior to processing the requested change.

1.

While the insured is living, the FA may be increased by Request. Any increase in FA is subject to the following conditions: (a) Submission of a written application for increase; (b) Satisfactory evidence of insurability must be provided for the insured; (c) For VUL and VUL II, no increase may be made after the Policy Anniversary Date nearest the insured’s 85th birthday; For VUL III, no increase may be made after the insured reaches attained age 90; For SVUL and SVUL II, no increase may be made after the younger Insured reaches Attained age 85, or if earlier, after the older Insured reaches Attained Age 90; For VL Plus, no increase may be made less than six months after the Policy Date or another increase or after the Insured reaches Attained age 82; For VLS, no increase may be made after the Insured reaches Attained Age 80; For VULG, no increase may be made after the Insured reaches Attained Age 80; (d) The minimum amount of any increase is $15,000; The minimum amount of any increase for VUL III is $25,000; the minimum amount of any increase for SVUL, SVULG and SVUL II is $50,000.

2.	The effective date of a FA increase is described in the Policy and in the Policies’ current prospectuses.

For VUL, VUL II, VULG, SVUL, SVUL II, SVUL G, and VUL III the monthly charges that apply to each elected FA increase are the FA charge and the insurance charge. Additionally, for VULG and SVULG, GDB factors will apply for each FA increase. For VL Plus and VL Select, the monthly insurance charges and surrender charges will apply.

Additional face amount charges and surrender charges will apply for each FA increase. The administrative charge applies once to the policy as a whole. The premium expense charge also applies to each elected FA increase. The charges associated with the increase will be deducted from the account value beginning on the effective date of the increase.

3.	Premium payments received once an increase becomes effective will be allocated to each segment of the FA. The premium allocation will be made on a pro rata basis using the expense premium for each segment. If the account value is insufficient to continue the changed policy in force for three months at the new monthly charges, the Company may require a payment sufficient to increase the account value to such amount.

D. Decreases in FA

For all products except VL Plus and VLS, if the account value (or the net surrender value if there is policy debt) is insufficient to continue the policy in force with the requested change in face amount, we will require an additional payment prior to processing the requested change. The face amount may be decreased at the policy owner’s request, while the insured is living, one year after a face

SEC Procedures Memorandum for VLI, VL Plus, VLS, SVUL, SVUL II, VUL, VUL II, SVULG, VULG, and VUL III – April 27, 2009

amount increase. For VL Plus and VLS, if the account value is insufficient to continue the policy in force with the requested change in face amount, we will require an additional payment prior to processing the requested change.

1.	After the first policy year, the FA may be decreased at the Owner’s Request while the insured is living.

2.	Elected decreases in FA (i.e., decreases resulting from other than a withdrawal or a change in the DBO) are taken from the most recent increase.

3.	Non-elected decreases in FA (i.e., decreases resulting from a withdrawal or a change in the DBO) are administered by canceling previously issued segments on a last-in-first-out basis. No surrender charge is assessed when the FA is reduced as the result of a non-elected decrease.

4.	For VULG, no decreases in FA may be made after the insured’s Attained Age 99 or if the decrease would result in a FA less than the minimum initial FA of $50,000. For VUL III, no decrease in FA may be made after the insured’s Attained Age 120 or if the decrease would result in a FA less than the minimum FA of $50,000.

5.	Decreases are generally limited to amounts that do not reduce the FA after the decrease below the minimum FA for the product.

When we receive a written request for a decrease in face amount from the policy owner, we will provide the policy owner with a written notice that specifies the surrender charges to be assessed at the time of the decrease. If the policy owner does not withdraw the request for the decrease in face amount within ten days from the date of the written notice, we will process the decrease in face amount and assess any surrender charges that may apply. If we determine that the policy will become a MEC, then the decrease will not be processed until a MEC Notice and Acknowledgement form is receive in good order at our Administrative Office.

E.	Reinstatement–A policy may be reinstated in accordance with its terms. Reinstatement requires a written application, evidence of insurability on the insured, a MEC Acknowledgment form, if applicable, and payment of an amount, treated as premium, necessary to keep the policy in force for 3 months from the date of reinstatement.

Generally, the policy will be reinstated on the MCD that is on or precedes the date the Company approves the application (“reinstatement date”).

However, for VLS/VL Plus the policy will be reinstated after the application has been approved and the required premium is received in good order at our Administrative Office. The reinstatement date will be the Valuation Date on or immediately following the date we determine the application and payment to be in good order. For SVUL (CM Life issued only) the reinstate date will be on the monthly charge date on or next following the date we approve the application. For VUL III, the policy will be reinstated on the Valuation Date on or next following the later of: the date we approve the application; and the date we receive the premium required to reinstate the policy.

Upon reinstatement approval, the premium will be applied and the premium expense charge is deducted. For VLI, the premium is applied on the bill due date. For VUL, SVUL II, VUL II, VULG, and SVULG, the premium is applied retroactive to the prior MCD from the in good order date. For VUL, VUL II, SVUL II, VULG and SVULG in PA and SVUL (C.M. Life), if the premium is received within 5 business days of the next monthaversary date it is applied on the MCD next following the in good order date. If the premium is received more than 5 business days of the next monthaversary date the premium is refunded to the client. A letter is sent to client with the refund premium stating when the premium payment should be returned to the home office. For SVUL (MassMutual), the premium is applied retroactive to the prior MCD from the in good order date. Surrender charges are the same as those had the policy not terminated. However, if the surrender charge was taken when the policy terminated, the applicable surrender charges will not be reinstated. Policy debt as of the date of termination is not reinstated. In other words, a reinstatement does not reinstate any policy loan outstanding at the time of the policy’s termination.

For VL Plus and VLS, the account value of the reinstated policy is based solely on the payment of the premium upon reinstatement.

For VUL, VUL II, SVUL II, VULG, and SVULG the account value of the reinstated policy will be:

•	The premium paid to reinstate the policy, plus

•	The account value of the policy on the date it lapsed adjusted to include, as applicable, accumulated interest and investment experience to the reinstatement date, minus

•	The premium expense charge, minus

SEC Procedures Memorandum for VLI, VL Plus, VLS, SVUL, SVUL II, VUL, VUL II, SVULG, VULG, and VUL III – April 27, 2009

•	Applicable monthly charges due.

Additionally, if the policy lapsed during a period when a surrender charge applied and the surrender charge was taken at that time, then the applicable surrender charge will not be reinstated.

Additionally, for VULG, the GDB measure will reflect the amount of any reinstatement premium that is allocated to the GPA. The GDB measure is then reduced by the GDB monthly factors calculated for the next monthly charge date.

Reinstatement premium will be allocated in accordance with the net premium allocation instructions that were in effect on the date that policy lapsed.